EXHIBIT 99.2
22 May 2011
BY EMAIL & BY REGISTERED MAIL
The Audit Committee
Longtop Financial Technologies Limited
No. 61 Wanghai Road, Xiamen Software Park
Xiamen, Fujian Province
People’s Republic of China
Attention: Mr. Thomas Gurnee, Chairman of the Audit Committee
Dear Sirs,
Longtop Financial Technologies Limited (the “Company”) and together with its subsidiaries (the “Group”)
Audit for the Year Ended 31 March 2011
We hereby give you formal notice of our resignation as auditor of the Company.
Background and significant issues encountered by Deloitte Touche Tohmatsu CPA Ltd. (China) (“Deloitte”)
As part of the process for auditing the Company’s financial statements for the year ended 31 March 2011, we determined that, in regard to bank confirmations, it was appropriate to perform follow up visits to certain banks. These audit steps were recently performed and identified a number of very serious defects including: statements by bank staff that their bank had no record of certain transactions; confirmation replies previously received were said to be false; significant differences in deposit balances reported by the bank staff compared with the amounts identified in previously received confirmations (and in the books and records of the Group); and significant bank borrowings reported by bank staff not identified in previously received confirmations (and not recorded in the books and records of the Group).
In the light of this, a formal second round of bank confirmation was initiated on 17 May. Within hours however, as a result of intervention by the Company’s officials including the Chief Operating Officer, the confirmation process was stopped amid serious and troubling new developments including: calls to banks by the Company asserting that Deloitte was not their auditor; seizure by the Company’s staff of second round bank confirmation documentation on

22 May 2011
The Audit Committee
Longtop Financial Technologies Limited

bank premises; threats to stop our staff leaving the Company premises unless they allowed the Company to retain our audit files then on the premises; and then seizure by the Company of certain of our working papers.
In that connection, we must insist that you promptly return our documents.
Then on 20 May the Chairman of the Company, Mr. Jia Xiao Gong called our Eastern Region Managing Partner, Mr. Paul Sin, and informed him in the course of their conversation that “there were fake revenue in the past so there were fake cash recorded on the books”. Mr. Jia did not answer when questioned as to the extent and duration of the discrepancies. When asked who was involved, Mr. Jia answered: “senior management”.
We bring these significant issues to your attention in the context of our responsibilities under Statement on Auditing Standards No. 99 “Consideration of Fraud in a Financial Statement Audit” issued by the American Institute of Certified Public Accountants.
Reasons for our resignation
The reasons for our resignation include: 1) the recently identified falsity of the Group’s financial records in relation to cash at bank and loan balances (and also now seemingly in the sales revenue); 2) the deliberate interference by the management in our audit process; and 3) the unlawful detention of our audit files. These recent developments undermine our ability to rely on the representations of the management which is an essential element of the audit process; hence our resignation.
Prior periods’ financial reports and our reports thereon
We have reached the conclusion that we are no longer able to place reliance on management representations in relation to prior period financial reports. Accordingly, we request that the Company take immediate steps to make the necessary 8-K filing to state that continuing reliance should no longer be placed on our audit reports on the previous financial statements and moreover that we decline to be associated with any of the Company’s financial communications during 2010 and 2011.
Our consent
We hereby consent to a copy of this letter being supplied to the SEC and the succeeding auditor to be appointed.

22 May 2011
The Audit Committee
Longtop Financial Technologies Limited

Section 10A of the Securities Exchange Act of 1934 (U.S.)
In our view, without providing any legal conclusion, the circumstances mentioned above could constitute illegal acts for purposes of Section 10A of the Securities Exchange Act of 1934. Accordingly, we remind the Board of its obligations under Section 10A of the Securities Exchange Act, including the notice requirements to the U.S. Securities and Exchange Commission. You may consider taking legal advice on this.
Yours faithfully,
/s/ Deloitte Touche Tohmatsu CPA Ltd.
c.c.: The Board of Directors